FIREMANS CONTRACTORS, INC.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180
(800) 475-1479

March 22, 2011

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549
Attention: Mr. Errol Sanderson

Re:	Firemans Contractors, Inc. Registration Statement on Form S-1 File No. 333-169384 Filed: March 2, 2011

Dear Mr. Sanderson:

Further to our telephone call on March 21, 2011, Firemans Contractors, Inc. hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 10:00 AM EST on March 24, 2011, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William O’Neal, our corporate attorney.

Yours truly,

 /s/ Renee Gilmore
Renee Gilmore,
President, CEO & Director

cc: William O’Neal, O’Neal Law Firm – via email